SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CompoSecure, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

20459V105
(CUSIP Number)

December 31, 2023
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20459V105	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,304,347 shares of Class A Common Stock issuable upon exchange of exchangeable notes (See Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,304,347 shares of Class A Common Stock issuable upon exchange of exchangeable notes (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,304,347 shares of Class A Common Stock issuable upon exchange of exchangeable notes (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.90% (See Item 4)*
12	TYPE OF REPORTING PERSON IA, OO

* As more fully described in Item 4, the reported exchangeable notes are subject to the 9.90% Blocker (as defined in Item 4(b)) and the percentage set forth on row (11) gives effect to the 9.90% Blocker. However, rows (6), (8) and (9) show the number of shares of Class A Common Stock that would be issuable upon the full exchange of the reported exchangeable notes and does not give effect to the 9.90% Blocker. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.90% Blocker, is less than the number of securities reported on rows (6), (8) and (9).

CUSIP No. 20459V105	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is CompoSecure, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 309 Pierce Street, Somerset, New Jersey 08873.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by Highbridge Capital Management, LLC (“Highbridge” or the “Reporting Person”), a Delaware limited liability company and the investment adviser to certain funds and accounts (the “Highbridge Funds”), with respect to the shares of Class A Common Stock (as defined in Item 2(d) below) issuable upon exchange of certain exchangeable notes directly held by the Highbridge Funds.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of Reporting Person is 277 Park Avenue, 23rd Floor, New York, New York 10172.

Item 2(c).	CITIZENSHIP:

Highbridge is a Delaware limited liability company.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).

Item 2(e).	CUSIP NUMBER:

20459V105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

CUSIP No. 20459V105	13G/A	Page 4 of 6 Pages

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page of the Reporting Person and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 19,356,819 shares of Class A Common Stock reported to be outstanding as of November 2, 2023, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 13, 2023, and assumes the exchange of the exchangeable notes reported herein, subject to the 9.90% Blocker (as defined below).

Pursuant to the terms of the reported exchangeable notes, the Reporting Person cannot exchange any of the reported notes if the Reporting Person would beneficially own, after any such exchange, more than 9.90% of the outstanding shares of Class A Common Stock (the “9.90% Blocker”). Consequently, at this time, the Reporting Person is not able to exchange all exchangeable notes due to the 9.90% Blocker. The percentage set forth in Row (11) of the cover page for the Reporting Person gives effect to the 9.90% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. 20459V105	13G/A	Page 5 of 6 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2. The Highbridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein. Highbridge Tactical Credit Master Fund, L.P. and Highbridge Convertible Dislocation Fund, L.P., each a Highbridge Fund, have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the shares of Class A Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 20459V105	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 2, 2024

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director